Contact

www.linkedin.com/in/gregbberg
(LinkedIn)

Top Skills

Producing
Directing Talent
Writing

Greg Berg

Filmmaker | Editor | CMO, Roll Craft LLC
Los Angeles Metropolitan Area

Summary

"The foundation of film art is editing." V. Pudovkin

To understand editing is to realize the power of moving pictures. With my background in film and television editing, I am always looking to tell the right story in the best way possible. I am an award winning screenwriter and filmmaker with a Master of Fine Arts degree in Digital Cinema. On weekends I play boardgames and travel.

Experience

FREELANCE

Editor
May 2000 - Present (25 years 11 months)
Los Angeles Metropolitan Area

I am a collaborative professional editor with over 20 years experience specializing in Avid, Final Cut and Premiere Pro. Great with frankenbites, music editing, and layered effects.

Entertainment One

7 months

Editor - Chanel West Coast
September 2023 - November 2023 (3 months)
Los Angeles, California, United States

Docu-follow exploring life with the artist and her entourage.

Editor - Toya and Reginae
May 2023 - August 2023 (4 months)
Los Angeles, California, United States

Docusoap that follows the titular mother and daughter.

Entertainment One

7 months

Editor - Growing Up Hip Hop 7

September 2022 - January 2023 (5 months)
Los Angeles, California, United States

Edited episodes and scenes with a good team of people.

Editor - Managing Brat
July 2022 - August 2022 (2 months)
Los Angeles, California, United States

Spin off stand alone following the busy life of Da Brat's manager.

Entertainment One
6 months

Editor - Brat Loves Judy
February 2022 - May 2022 (4 months)
Los Angeles, California, United States

Docusoap following Da Brat and her now wife, Judy. Cut episodes and scenes in a real collaborative edit.

Editor - Growing Up Hip Hop 6
December 2021 - February 2022 (3 months)
Los Angeles, California, United States

Docusoap that follows the children of OG rappers. Collaborated with the post team on several episodes.

Various Companies
Editor -various
October 2020 - November 2021 (1 year 2 months)
Los Angeles, California, United States

With most production suffering from the pandemic shutdowns, found work with corporate video, Sizzle reels, pilots, and filling in on shows.

Westbrook
Editor - Red Table Talk 3
September 2020 - September 2020 (1 month)
Los Angeles, California, United States

Cut segments and completed edits for this Meta talk show. First remote work!

Ample
Editor - Murder in the Heartland 3
March 2020 - May 2020 (3 months)
Los Angeles, California, United States

True crime drama using interviews, archival footage, and dramatic recreations to bring true stories to life. Cut short by the pandemic.

Yellow Sheets
Editor - Kirby Jenner
January 2020 - February 2020 (2 months)
Los Angeles, California, United States

Editing this Kardashian spoof involved matching existing footage and green screen comp work.

All3Media
Editor Betrayed 4
August 2019 - December 2019 (5 months)
Los Angeles, California, United States

Fourth season of this ripped from the headlines true crime recreation show.

Westbrook
Editor - Red Table Talk 2
May 2019 - June 2019 (2 months)
Los Angeles, California, United States

Cut several episodes of this emotional talk show.

DocShop Productions
Editor - Rebecca Zahau
February 2019 - April 2019 (3 months)
Los Angeles, California, United States

Edited episodes of this true crime investigation.

COUNTING SHEEP, LLC
Editor - Awake
December 2018 - January 2019 (2 months)
Los Angeles, California, United States

Edited and revised challenges for this Netflix reality competition show.

All3Media
Editor - Betrayed 3
July 2018 - November 2018 (5 months)
Los Angeles, California, United States

Built whodunit episodes using interviews, archival footage, and dramatized recreations.

Westbrook
Editor - Red Table Talk S1
April 2018 - June 2018 (3 months)
Los Angeles Metropolitan Area

Working with a team, I edited several episodes of Jada Pinkett-Smith's new talk show.

Purveyors of Pop
Editor - Love and Listings
November 2017 - March 2018 (5 months)
Los Angeles, California, United States

Lead editor on pilot episode.

A. Smith & Co. Productions
Editor - Spartan UTC
June 2017 - June 2017 (1 month)
Greater Los Angeles Area

Had a great time completing runs under the gun on this last minute addition to NBC's schedule.

all3media
9 months

Editor - Betrayed 2
December 2016 - May 2017 (6 months)
Greater Los Angeles Area

Worked as one of three rough cut editors, building stories with stock footage, narration and reenactment scripts.

Editor - Is OJ Innocent? The Missing Evidence
September 2016 - November 2016 (3 months)
Greater Los Angeles Area

I cut one episode and helped on others for this character driven documentary series.

Intuitive Entertainment
Editor - Married with Secrets
April 2016 - August 2016 (5 months)
Greater Los Angeles Area

Initial editor on this reenactment series. Responsible for establishing an editing style for the series.

J.Palmer Productions
Editor - Living With Funny
March 2016 - April 2016 (2 months)
Greater Los Angeles Area

A comedy docu-soap.

3 Ball Entertainment
Editor - Fat Chance
December 2015 - December 2015 (1 month)
Greater Los Angeles Area

Short stint on a weight loss docu show.

INDEPENDENT PRODUCER
Editor - Sizzle for Surviving Paradise
October 2015 - November 2015 (2 months)
Greater Los Angeles Area

A successful pitch reel for a docu-style reality show.

A. Smith & Co. Productions
Editor - American Ninja Warrior
April 2015 - September 2015 (6 months)
Greater Los Angeles Area

Part of a team of editors who put together this Emmy nominated season.

Kinetic Content
Editor - Little Women
January 2015 - April 2015 (4 months)
Greater Los Angeles Area

Responsible for editing two episodes of this docu-soap first season show.

Education

National University
Master of Fine Arts - MFA, Digital Cinema · (July 2016 - December 2021)

National University
Master of Fine Arts - MFA, Digital Cinema · (July 2016 - December 2021)

Lewis and Clark College
Bachelor's degree, Biology, General